Skadden, Arps, Slate, Meagher & Flom (UK) llp

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March 26, 2021

VIA EDGAR

Thomas Jones
Erin Purnell

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

RE:	FREYR Battery Registration Statement on Form S-4 Filed February 16, 2021 File No. 0001844224

Dear Sir or Madam:

On behalf of FREYR Battery (the “Company,” “we” or “our”), we have filed today the above Registration Statement on Form S-4 (the “Initial Registration Statement”) in response to the comments of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission received by letter dated March 15, 2021, concerning the above Registration Statement on Form S-4 confidentially submitted on February 16, 2021 (the “Draft Registration Statement”).

The changes reflected in the Initial Registration Statement include those made in response to the Staff’s comments as well as other updates. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Initial Registration Statement, except for page numbers and captions referenced in the Staff’s questions, which correspond to the page numbers and captions in the Draft Registration Statement.

Cover Page

1.	Please revise to limit the length of your cover page in accordance with Item 501(b) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the cover page in accordance with Item 501(b) of Regulation S-K.

U.S. Securities and Exchange Commission

March 26, 2021

Summary of Risk Factors, page 13

2.	Please expand the disclosure on page 13 to include a bullet point to highlight the risk mentioned on page 62 that Alussa has a limited ability to assess the management of FREYR’s business and, as a result, cannot assure shareholders that FREYR’s management has all the skills, qualifications, or abilities to manage a public company.

In response to the Staff’s comment, the Company has revised disclosure on page 13 of the Initial Registration Statement.

FREYR, page 29

3.	Please expand your disclosure in this section to state that FREYR believes that it will continue to incur operating and net losses each quarter until at least the time it begins significant production of its battery cells, which is not expected to occur until 2024, and may occur later as mentioned on page 77.

In response to the Staff’s comment, the Company has revised the disclosure on page 29 to state that FREYR AS believes that it will continue to incur operating and net losses each quarter until at least the time it begins significant production of its battery cells, which is not expected to occur until 2024, and may occur later.

Interests of Alussa Directors and Officers in the Business Combination, page 33

4.	Please fill in missing information throughout the proxy statement/prospectus to the extent that it is known, such as the amounts in this section and in the table on page 208 regarding compensation for the year ended December 31, 2020.

In response to the Staff’s comment, the Company has filled in missing information throughout the proxy statement/prospectus to the extent that it is known. The Company will fill in the remaining missing information in subsequent amendments to the Registration Statement on Form S-4 as such information becomes available.

5.	Please expand the disclosure in this section to describe the interests of the subscribers of the PIPE shares, including a comparison of the price paid for the shares compared to the market value of the shares based on the closing price on the record date.

In response to the Staff’s comment, the Company has added the following disclosure to the Initial Registration Statement:

“The PIPE investors have subscribed for $600 million of the PIPE Investment at the PIPE price of $10.00 per share, for which they will receive up to 60,000,000 Pubco Ordinary Shares. The 60,000,000 Pubco Ordinary Shares which the PIPE investors have subscribed for in the PIPE Investment, if unrestricted and freely tradeable, would have an aggregate market value of $___ based upon the closing price of $___ per share on the Record Date, the most recent practicable date prior to the date of this proxy statement/prospectus.”

U.S. Securities and Exchange Commission

March 26, 2021

Shareholder Suits, page 56

6.	We note that Pubco’s articles will contain an exclusive forum provision. Please add disclosure indicating whether the provision will apply to the Exchange Act. Add risk factor disclosure describing the provision and state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

In response to the Staff’s comment, the Company has added disclosure indicating that the provision will apply to the Exchange Act and it has added risk factor disclosure on page 90 of the Initial Registration Statement.

Risk Factors, page 62

7.	We note that you refer to additional risks disclosed in Alussa’s final prospectus dated November 27, 2019, and as updated by a subsequent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Since you are not eligible to incorporate those filings by reference into this proxy statement/prospectus, please remove this statement, and please provide representation that all material risks have been disclosed in this proxy statement/prospectus. Please make corresponding changes to the definition of the Alussa public warrant on page 2.

In response to the Staff’s comment, the Company has removed the reference to the final prospectus, the annual report on Form 10-K and Quarterly Reports on Form 10-Q from the risk factors section and the definitions section of the Initial Registration Statement. The Company confirms that all material risks have been disclosed in the Initial Registration Statement.

Risks Relating to Alussa’s Due Diligence and Evaluation of FREYR, page 62

8.	Please tell us what consideration was given to expanding the disclosure beginning on page 127 about factors and risks weighing negatively against pursuing the business combination to include the limited ability to assess the management of FREYR’s business mentioned on page 62. In addition, wherever you discuss the board’s decision not to obtain a fairness opinion, please expand your disclosure to address their limited ability to assess all information of the company’s operations and management.

In response to the Staff’s comment, the Company has added the following disclosure to the discussion of the factors and risks weighing negatively against pursuing the business combination on page 130 of the Initial Registration Statement:

“FREYR’s Management. Alussa’s board of directors considered that Alussa’s ability to assess FREYR’s business’ management may have been limited due to a lack of time, resources or information. There is, therefore, a risk that Alussa’s assessment of the capabilities of FREYR’s management with respect to managing a public company in the United States may prove to be incomplete or incorrect and FREYR management may lack the skills, qualifications or abilities that Alussa believed FREYR management had, and the operations and profitability of Pubco or FREYR post-Business Combination could be negatively impacted. For additional description of these risks, please see the section titled “Risk Factors.”

In addition, the Company has revised the discussion of the board’s decision not to obtain a fairness opinion to address the board’s limited ability to assess all information of FREYR’s operations and management on pages 18 and 63.

U.S. Securities and Exchange Commission

March 26, 2021

FREYR’s licensing strategy, page 69

9.	Please expand the disclosure in this section or in the section entitled Licensing Strategy on page 184 to disclose the material terms of the agreement with 24M, such as which “certain market segments” and “certain geographic areas” are mentioned on page 69. Please provide more information about 24M overall, and describe the consideration offered by the licensing agreement. State the production-rate milestones and timeframe that FREYR must meet pursuant to the agreement. Also disclose the duration of the agreement and fully describe 24M’s obligations under the agreement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 73 and 196 to include the requested details regarding 24M License. The Company respectfully advises the Staff that pursuant to the 24M License, the $14,300,000 payment indicated on page 196 is due upon the earlier of (x) “within three (3) days of FREYR’s financial close for its first commercial facility” and (y) December 31, 2021. The Company further respectfully advises the Staff that when FREYR makes its final financial investment decision to proceed with the construction of its Fast-Track Gigafactory 1, such decision will satisfy the “financial close for its first commercial facility” condition and trigger the aforementioned payment to 24M.

If FREYR’s planned manufacturing plans in Mo i Rana…, page 74

10.	We note your disclosure here that FREYR has not obtained rights to use and does not own the land for any of its planned manufacturing facilities. However, we note that throughout the filing, including on page 188, you discuss a Customer Qualification Plant in Mo I Rana as being "currently underway" and disclose a letter of intent on page 189. Please advise or revise your disclosure to clarify the arrangements and status of the Customer Qualification Plant.

In response to the Staff’s comment, the Company has revised the disclosure on page 200 to clarify that FREYR AS is currently in the design phase for the Customer Qualification Plant.

The Business Combination Agreement, page 98

11.	Please include disclosure acknowledging that if specific material facts exist that contradict the representations warranties, and covenants in the business combination agreement, you have provided corrective disclosure in the proxy statement/prospectus. Furthermore, if subsequent information concerning the subject matter of the representations, warranties, and covenants in the business combination agreement may or may not be fully reflected in your public disclosures, please clarify that your public disclosures will include any material information necessary to provide your stockholders a materially complete understanding of the business combination agreement disclosures.

In response to the Staff’s comment, the Company added the following disclosure to the Business Combination Agreement section on page 101 of the Initial Registration Statement.

“To the extent that specific material facts exist that contradict the representations, warranties, and covenants in the Business Combination Agreement, we have provided corrective disclosure in this proxy statement/prospectus. Furthermore, if subsequent information concerning the subject matter of the representations, warranties, and covenants in the Business Combination Agreement may or may not be fully reflected in our public disclosures, our public disclosures will include any material information necessary to provide shareholders with a materially complete understanding of the Business Combination Agreement disclosures.”

United States Federal Income Tax Considerations, page 137

12.	We note your disclosure in this section and on page 19 that it is intended for the merger to be tax-free and that you indicate in the exhibit index that you will file an opinion of counsel as exhibit 8.1. Please revise your disclosures here to more clearly state counsel’s tax opinion on whether the transaction will qualify as a reorganization within the meaning of Section 368. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use “should” rather than “will,” but counsel providing the opinion must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion. Please refer to Sections III.B and C of Staff Legal Bulletin 19. Also, disclose in the Summary beginning on page 8 and include in the Q&A beginning on page 15 that, if applicable, the receipt of an opinion as to the tax-free nature of the transaction is not a condition to the merger and disclose the tax consequences.

In response to the Staff’s comment, the tax opinion is included in Exhibit 8.1 of the Initial Registration Statement and the Company has revised the disclosure on pages 19 and 140-41 of the Initial Registration Statement.

U.S. Securities and Exchange Commission

March 26, 2021

OEM Partnership Strategy, page 185

13.	We note your disclosure that FREYR targets joint venture partnerships with top battery cell producers from Asia. Please revise your disclosure here to clearly state, consistent with your disclosure on page 70, that FREYR currently has no joint venture agreements in place.

In response to the Staff’s comment, the Company has revised the disclosure on page 198 to state that FREYR AS plans to target joint venture partnerships with top battery cell manufacturers from Asia, but currently has no joint venture agreements in place.

FREYR Full-Cycle Sustainability, page 186

14.	We note your disclosure that FREYR is working with some of the leading companies along the supply chain. We note also your disclosure on page 71 that FREYR has not yet entered into definitive agreements for the supply of materials. In addition, you list a number of partnerships beginning on page 189 that appear to relate to the supply of materials. Please revise your disclosure to be consistent. In addition, please file the agreements discussed on page 189 as exhibits to the proxy statement/prospectus, and confirm that all material terms of the agreements have been disclosed.

In response to the Staff’s comment, the Company respectfully advises the Staff that FREYR AS has entered into agreements with prospective suppliers, including those discussed beginning on page 201, but that these consist of non-binding agreements such as memoranda of understanding and letters of intent. These agreements are disclosed in order to provide examples of the Company’s progress toward securing the necessary partnerships to execute on its business plan; however, given that such agreements are non-binding, the Company does not view these as “not made in the ordinary course of business” and “material” to FREYR AS and therefore each of these agreements is not required to be filed under Item 601(b)(10) of Regulation S-K. The Company has revised the disclosure on pages 74 and 201 to clarify that supply agreements are non-binding in nature. When and if, the Company enters a into binding agreement with each of these parties, it will reassess whether such agreement should be filed pursuant to Item 601(b)(10) of Regulation S-K.

With respect to the partnerships discussed beginning on page 201, the Company respectfully advises the Staff that it intends to file the following agreements as exhibits to the registration statement: (a) License and Services Agreement, entered into on December 15, 2020, between 24M Technologies, Inc. and FREYR AS (including amendments thereto) and (b) Letter of Intent between FREYR AS and Mo Industripark AS, dated 20 November 2020. The agreement referenced in (a) will be included in the Registration Statement by subsequent pre-effective amendment. The Company further respectfully advises the Staff that, except as noted in the two preceding sentences, it does not believe that the agreements described under the “Partnerships” heading beginning on page 201 are “not made in the ordinary course of business” and “material” to FREYR AS and therefore each of these agreements is not required to be filed under Item 601(b)(10) of Regulation S-K.

Manufacturing Process, page 189

15.	We note your disclosure that FREYR plans to use the licensed 24M process. Please revise to describe the process.

In response to the Staff’s comment, the Company has revised the disclosure on page 201 to include a cross-reference to the more extensive discussion of the 24M process technology included on page 196 under “FREYR Business Model — Licensing Strategy” and “FREYR Business Model— FREYR’s Planned Production Process Based on 24M Technologies’ Platform.”

U.S. Securities and Exchange Commission

March 26, 2021

Enforcement of Civil Liabilities, page 236

16.	We note the disclosure on page 236 that Alussa has been advised by Appleby and the disclosure on page 237 that FREYR has been advised by BAHR. If the disclosure is based upon an opinion of counsel, name counsel in the prospectus and file as an exhibit to the registration statement a signed consent of counsel to the use of its name and opinion.

In response to the Staff’s comment, the Company removed references to Appleby and BAHR from page 255 and 256, respectively.

Signatures, page II-6

17.	Please add the signature of your authorized representative in the United States.

In response to the Staff’s comment, the Company added the signature of its authorized representative in the United States on page II-7.

General

18.	Please provide us supplemental copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained or intend to retain copies of those communications. Please contact the legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has not presented any written communications to investors in reliance on Section 5(d) of the Securities Act. However, the Company has provided certain information to investors in the form of the investor presentation filed as part of Form 425 filed with the Commission on January 29, 2021 (as updated on March 9, 2021) (the “Investor Presentation”). The Company has provided substantially similar disclosures as those contained in the Investor Presentation to certain of the prospective PIPE Investors. However, such communications were made as part of a private offering expected to be completed in reliance on Section 4(a)(2) under the Securities Act and not pursuant to the Registration Statement, and accordingly such communications were not made in reliance on Section 5(d) of the Securities Act.

*     *     *

U.S. Securities and Exchange Commission

March 26, 2021

Please contact me at +44 20 7519-7289 should you require further information.

Very truly yours,

/s/ Denis Klimentchenko
Denis Klimentchenko

cc:	Daniel Barcelo

Alussa Energy Acquisition Corp.

cc:	Maurice Dijols

FREYR Battery

cc:	Danny Tricot

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

cc:	Mark C. Solakian, Mark B. Baudler, Steven V. Bernard, Jennifer Fang and Kenisha D. Nicholson

Wilson Sonsini Goodrich & Rosati